Exhibit 4.21

18 October 2022
Contract number (FI No.): 89427
Contract number (FI No.): 89987
Serapis No.: 2018-0245
Nanobiotix (EGFF)
European Investment Bank (as Beneficiary) - and –
Nanobiotix Corp. (as Guarantor)

Autonomous First Demand Guarantee (Garantie Autonome à Première Demande)

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Contents
Clause    Page

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Between:
(1)The European Investment Bank, having its seat at 100 boulevard Konrad Adenauer,
L-2950 Luxembourg, duly represented for the purpose of this Agreement (the "Beneficiary"), of the first part,
And
(2)Nanobiotix Corp., a company incorporated under the laws of the State of Delaware, United States, whose registered office is at 210 Broadway NGIN 2nd floor, Cambridge, MA 02139, United States (the “Guarantor”), of the second part.
Whereas:
(A)Under a finance contract governed by French law dated 26 July 2018, as amended on 18 October 2022 (the "Finance Contract") between Nanobiotix, a company incorporated in France, having its registered office at 60 rue de Wattignies, 75012 Paris, and registered under number 447 521 600 RCS Paris (the "Borrower") as borrower and the Beneficiary as lender, the Beneficiary has agreed to provide the Borrower with an initial credit on a committed basis in an amount of EUR 40,000,000, subject to the Conditions of Disbursement set forth in the Finance Contract. The Borrower and the Beneficiary also entered into a royalty agreement in connection with the Finance Contract on 26 July 2018 as amended on 18 October 2022 (the “Royalty Agreement”).
(B)The Finance Contract requires the Borrower to procure that its Material Subsidiaries (as defined in the Finance Contract) deliver in favour of the Beneficiary an autonomous first demand guarantee (garantie autonome à première demande) in accordance with provisions of article 2321 of the Code Civil and the terms and conditions set forth in this agreement (the "Agreement").
(C)The Agreement replaces the autonomous first demand guarantee issued by the Guarantor in favour of the Beneficiary on 20 July 2020.
Now it is hereby agreed as follows:
1.Definitions and Interpretation
1.1Except where otherwise expressly provided to the contrary, the following terms shall have the meaning set forth below.
"Business Day" means a day (other than a Saturday or Sunday) on which the Beneficiary and commercial banks are open for general business in Paris and Luxembourg.
“Euro” means the lawful currency of the Member States of the European Union which adopt or have adopted it as their currency in accordance with the relevant provisions of the Treaty on European Union and the Treaty on the Functioning of the European Union or their succeeding treaties.
"Expiry Date" means the earlier of (i) 31 December 2029; and (ii) the date on which the Guarantor ceases to be a Material Subsidiary (as defined in the Finance Contract);

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"GAAP" means generally accepted accounting principles in the jurisdiction of incorporation of the Guarantor, including IFRS.
“Guarantee” has the meaning given to it in Clause 2.1.
"IFRS" means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.
"Material Adverse Change" means, any event or change of condition, which, in the opinion of the Beneficiary, has a material adverse effect on:
(a)the ability of the Guarantor to perform its obligations under this Agreement; or
(b)the business, operations, property, condition (financial or otherwise) or prospects of the Guarantor.
"Maximum Guaranteed Amount" means a maximum aggregate amount of one hundred and four million nine hundred thousand euros (104,900,000 EUR).
"Party" means a party to this Agreement.
"Payment Request" means the request to be sent by the Beneficiary in the form attached in the Schedule.
"Repeating Representations" means each of the representations set out in Article 5 (Representations and Warranties) other than in Paragraphs 5.1(f), 5.1(h), 5.1(l), 5.1(m), 5.1(p), 5.1(q) which are identified with the words "(Non-repeating)" at the end of the Paragraphs.
"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).
"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Guarantee.
1.2Unless a contrary indication appears, any reference in this Agreement to:
(a)a "person" includes any person, individual, firm, company, corporation, government, state or agency of a state or any association, joint venture, organisation, institution, partnership (whether or not having separate legal personality) or two or more of the foregoing;
(b)a "regulation" includes any regulation, rule, official directive, request, guideline, order, decree, other legislative measure, code, circular, notice, demand or injunction (whether or not having the force of law but, if not having the force of law, with which it is customary for persons to whom it is directed to comply, even if compliance is not mandatory) of any governmental authority;
(c)Clauses shall be construed as references to Clauses of this Agreement;
(d)"including" and "in particular" shall not be construed restrictively but shall mean "including, without prejudice to the generality of the foregoing" and "in particular, but without prejudice to the generality of the foregoing"; and
(e)"writing" includes transmission legibly received, except in relation to any certificate, forecast, report, notice, resolution or other document which is expressly required by this Agreement to be signed, and "written" has a corresponding meaning.

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1.3References in this Agreement to any statutory provision shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such re-enactment.
1.4References to any other agreement shall be construed as a reference to that other agreement as the same may from time to time be amended, varied, supplemented or novated.
1.5References in this Agreement to the Beneficiary shall include its transferees, assignees, respective successors, permitted assignees and permitted transferees, in particular pursuant to a merger.
1.6References in this Agreement to the Guarantor shall include its transferees, assignees, respective successors, permitted assignees and permitted transferees pursuant to a merger.
2.The Guarantee
1.1Guarantee amount
(a)In accordance with article 2321 of the French Code civil, the Guarantor hereby irrevocably and unconditionally undertakes to pay on first demand of the Beneficiary and without being able to raise any exception of any kind whatsoever, all amounts which the Beneficiary may claim under this Guarantee up to the Maximum Guaranteed Amount by delivery of a Payment Request (the “Guarantee”).
(b)Any amount paid by the Guarantor to the Beneficiary under this Guarantee which is a Requested Amount (as defined below) shall reduce the Maximum Guaranteed Amount by an equivalent amount.
1.2Drawing under the Guarantee
This Guarantee may be drawn in full or in part, one or several times by the Beneficiary sending a Payment Request to the Guarantor addressed by registered letter with acknowledgement of receipt to the address of the Guarantor set out in Clause 10.3, of any amount (the "Requested Amount") up to the Maximum Guaranteed Amount.
1.3Payment
The payment of any Requested Amount shall be made by the Guarantor to the Beneficiary, within five (5) Business Days of receipt of any Payment Request (the "Due Date") and in accordance with the instructions set forth in such Payment Request.
Any amount (including any Requested Amount) to be paid under the Agreement shall be in euro.
1.4Default interest
The Requested Amount will bear interest at a percentage rate per annum which is the aggregate of EURIBOR plus two per cent (2%), as from the Due Date until the actual payment of the Requested Amount. The interest shall be calculated on the basis of the actual number of days elapsed and a year of 360 days.

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3.Autonomous first demand guarantee
(a)The obligations of the Guarantor under this Guarantee are autonomous (autonomes) and independent (indépendantes), within the meaning of article 2321 of the French Code civil, from the obligations of the Borrower under the Finance Contract and the Royalty Agreement.
(b)Any reference to the Finance Contract, the Royalty Agreement or to their provisions in this Agreement is made for information purposes only, without any effect on the autonomous character of this Guarantee.
(c)The Guarantor agrees not to exercise or enforce any of its rights or remedies against the Borrower until the date on which this Guarantee will be fully discharged.
4.US Provisions
1.1Notwithstanding anything to the contrary herein, (i) upon the commencement of a proceeding under any U.S. Debtor Relief Law involving Nanobiotix Corp., any presentment, demand, protest or notice of any kind required herein are, to the extent permitted by applicable law, expressly waived and (ii) the guaranteed amount under Clause 2.1 hereunder shall include all amounts which, but for any U.S. Debtor Relief Law, would become due and payable by Nanobiotix Corp. and all interest accruing after the commencement of any proceeding under a U.S. Debtor Relief Law involving Nanobiotix Corp. at the rate provided for in Clause 2.4, whether or not a claim for such interest is allowed in any such proceeding.
1.2Any term or provision of this Guarantee or any other Finance Document to the contrary, notwithstanding, the maximum aggregate amount of the obligations for which Nanobiotix Corp. shall be liable under this Guarantee shall in no event exceed an amount equal to the maximum amount that would not render Nanobiotix Corp.'s obligations under this Guarantee subject to avoidance under applicable U.S. Debtor Relief Laws.
1.3Nanobiotix Corp.’s guarantee hereunder constitutes a guarantee of payment and not merely of collection.
1.4For purposes of this Clause 4:
“U.S. Debtor Relief Laws” means Title 11 of the United States Code, 11 U.S.C. 101 et seq., entitled “Bankruptcy”, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, judicial management, fraudulent conveyance, fraudulent transfer or similar debtor relief laws of the United States or any State thereof from time to time in effect and affecting the rights of creditors generally.
5.Representations and warranties
1.1The Guarantor represents and warrants to the Beneficiary as at the date hereof that:
(a)it is duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware;
(b)it has the corporate power to carry on its business as it is now being conducted and to own its property and other assets, and to execute, deliver and perform its obligations under this Agreement;

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(c)the execution and delivery of, the performance of its obligations under and in compliance with the provisions of this Agreement do not and will not:
(i)result in a violation of any applicable law, statute, rule or regulation, or any judgment, decree or permit to which it is subject of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Guarantor;
(ii)result in any default under any agreement or other instrument binding upon it which might reasonably be expected to have a material adverse effect on its ability to perform its obligations under the Agreement; or
(iii)result in any violation of, or default under, any provision of its constitutional documents;
(d)the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations of the Guarantor, enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles; ;
(e)[Reserved] ;
(f)under the laws of France as at the date of this Agreement it is not necessary that this Agreement be filed, recorded or enrolled with any court or other authority in France or that any stamp, registration or similar tax be paid on or in relation to this Agreement, or the transactions contemplated by this Agreement; (Non-repeating)
(g)it is not unable to pay its debts as they fall due;
(h)it has not taken any action to commence proceedings for, nor have any other steps been taken or legal proceedings commenced or, so far as the Guarantor is aware, threatened against it for its insolvency, winding up or dissolution, nor has the Guarantor entered into any arrangement or compositions for the benefit of its creditors, or for the appointment of an administrator, receiver, administrative receiver, examiner, trustee or similar official in respect of the Guarantor; (Non-repeating)
(i)the latest available audited accounts of the Borrower have been prepared on a basis consistent with previous years and have been approved by its auditors as representing a true and fair view of the results of its operations for that year and accurately disclose or reserve against all the liabilities (actual or contingent) of the Borrower;
(j)the Guarantor is a wholly owned subsidiary of the Borrower, and accordingly, the consolidated financial statements of the Borrower include the operations of the Guarantor;
(k)its payment obligations under this Agreement rank not less than pari passu in right of payment with all other present and future unsecured and unsubordinated obligations under any of its debt instruments except for obligations mandatorily preferred by law applying to companies generally;
(l)any factual information provided to the Beneficiary by it or on its behalf for the purposes of and prior to the date of this Agreement was, as at its date or the date at which it speaks, accurate in all material respects and not misleading in any

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respect and continues to be true and accurate in all material respects as at the date of this Agreement; (Non-repeating)
(m)there has been no Material Adverse Change since the creation of Nanobiotix Corp.; (Non-repeating)
(n)no litigation, arbitration, administrative proceedings or investigation is current or to its knowledge, is threatened or pending before any court, arbitral body or agency which has resulted or if adversely determined is reasonably likely to result in a Material Adverse Change, nor is there subsisting against it any unsatisfied judgment or award which is reasonably likely to result in a Material Adverse Change;
(o)it has obtained all necessary authorisations in connection with the execution, delivery and performance of this Agreement and in order to lawfully comply with its obligations hereunder, and all such authorisations are in full force and effect and admissible in evidence;
(p)at the date of this Agreement, no security exists over its assets; (Non-repeating)
(q)it is not required to make any deduction for or on account of any Tax from any payment it may make under this Agreement; (Non-repeating)
(r)it is not engaged in any of the following illegal activities or activities carried out for illegal purposes: tax crimes (as referred to in the directive (EU) 2015/849 of 20 May 2015), fraud, corruption, coercion, collusion, obstruction, money laundering, financing of terrorism or any illegal activity that may affect the financial interests of the EU, according to applicable laws (the "Illegal Activities");
(s)all Tax returns required to have been filed by it or on its behalf under any applicable law have been filed when due and contain the information required by applicable law to be contained in them;
(t)it has paid when due all Taxes payable by it under applicable law except to the extent that it is contesting payment in good faith and by appropriate means
(u)with respect to Taxes which have not fallen due or which it is contesting, it is maintaining reserves adequate for their payment and in accordance, where applicable, with GAAP;
(v)it is in compliance with all applicable European Union and U.S. anti-corruption legislation;
(w)it has acquainted itself with this Agreement and determined that it is in its best commercial interests and consistent with its purpose of operations to enter into this Agreement.
1.2The Repeating Representations are deemed to be made by the Guarantor each year on June 30 and December 31 until the Expiry Date, except as otherwise notified in writing to the Beneficiary on or prior thereto.
6.Undertakings
1.1The Guarantor shall comply in all respects with all laws and regulations to which it is subject.
1.2The Guarantor shall ensure that it has kept and will continue to keep proper books and records of account, in which full and correct entries shall be made of all financial

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transactions and its assets and business, in accordance with GAAP as in effect from time to time

1.3The Guarantor shall take, within a reasonable timeframe, appropriate measures in respect of any member of its management bodies who has been convicted by a final and irrevocable court ruling of an Illegal Activity perpetrated in the course of the exercise of his professional duties, in order to ensure that such member is excluded from the Guarantor's activity.
7.Information and Site Visits
1.1Information concerning the Guarantor
(a)The Guarantor shall deliver to the Beneficiary as soon as they become available but in any event within one hundred and twenty (120) days after the end of each of its financial years, its unaudited unconsolidated annual report, balance sheet, profit and loss account for that financial year;
(b)as soon as they become available but in any event within one hundred and twenty (120) days of the end of the relevant accounting period its interim consolidated and unconsolidated report, balance sheet and profit and loss account for the first half-year of each of its financial years; and
(c) from time to time, such further information on its general financial situation as the Beneficiary may reasonably require to be provided within a reasonable time or as the Beneficiary may reasonably deem necessary.
1.2Immediate Information
The Guarantor shall inform the Beneficiary immediately of:
(a)any material alteration to its statutes or shareholding structure and of any change of ownership of 5% or more of its shares after the date of this Agreement;
(b)any fact which obliges it to prepay any financial indebtedness or any European Union funding;
(c)any intention on its part to grant any security over any of its assets in favour of a third party;
(d)any fact or event that is reasonably likely to prevent the substantial fulfilment of any of its obligations under this Agreement;
(e)to the extent permitted by law, any litigation, arbitration or administrative proceedings or investigation which is current, threatened or pending and which might result in a Material Adverse Change.
8.Taxes and costs
1.1Payments without Tax Deduction
Any payment to be made by the Guarantor under the Guarantee shall be calculated and be made without (and free and clear or any deduction for) counterclaim or set-off against any amount that the Beneficiary might owe to the Guarantor and without any Tax Deduction unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made by the Guarantor, the amount of the payment due from the Guarantor shall be

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increased to an amount which (after making any Tax Deduction) leaves the recipient with an amount equal to the payment which would have been received if no Tax Deduction had been required.
1.2Costs and expenses
The Guarantor will indemnify the Beneficiary upon demand against any costs, expenses and fees (including properly incurred legal fees and translation fees) that the Beneficiary incurs to obtain the enforcement of the Guarantor’s obligations under the Guarantee.
9.Term - Release
The Guarantee shall remain in full force and effect until the Expiry Date (excluded). This Guarantee will expire automatically on the Expiry Date without any notification.
10.Assignment - Transfer
1.1Any assignee or transferee, after the date of this Guarantee, of all or part of the rights and/or obligations of the Beneficiary under the Agreement and all related documents, shall automatically benefit from the Guarantee, and any reference to the Beneficiary shall include such assignee or transferee, which the Guarantor expressly acknowledges and accepts.
1.2The Guarantor shall not assign or transfer all or part of its obligations under this Guarantee.
11.Notices
1.1Communications in writing: Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by letter or email.
1.2Addresses: The address and email address (and the department or officer, if any, for whose attention the communication is to be made) of each party for any communication or document to be made or delivered under or in connection with this Agreement is:
For the Beneficiary
Attention: OPS/ENPST/3-GC&IF
100 boulevard Konrad Adenauer
L-2950 Luxembourg
Facsimile no: +352 4379 67397
Email address: [***]

For the Guarantor
Nanobiotix Corp.
Attention: Patrick Tricoli
210 Broadway,
NGIN 2nd floor,
Cambridge,
Massachusetts,
United States
Email address: [***] and [***] and [***]

The Beneficiary and the Guarantor shall notify each other in writing upon changing any of their respective communication details.

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1.3Delivery:
(a)Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:
(i)if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post, with the postage prepaid, in an envelope addressed to it at that address; or
(ii)if by way of email, when the relevant electronic acknowledgement receipt is received;
and, if a particular department or officer is specified as part of its address details provided under Clause 11.2 (Addresses), if addressed to that department or officer (or any substitute department or officer as the Beneficiary shall specify for this purpose).
12.Partial invalidity
If, at any time, any provision of this Guarantee is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Guarantee nor of such provisions under the law of any other jurisdiction shall in any way be affected or impaired thereby.
13.No waiver, no hardship
1.1No failure to exercise, nor any delay in exercising any right or remedy under the Guarantee shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and, subject to Clause 13.2, not exclusive of any rights or remedies provided by law.
1.2Each Party hereby acknowledges that the provisions of article 1195 of the French Code civil shall not apply to it with respect to its obligations under this Guarantee and that it shall not be entitled to make any claim under article 1195 of the French Code civil.
14.Amendments
Any term of this Guarantee may only be amended or waived with the written consent of the Beneficiary and the Guarantor.
15.Governing Law
This Agreement is governed by and shall be construed in accordance with French law.
16.Enforcement
Any disputes relating to this Agreement shall be subject to the jurisdiction of the commercial courts (tribunaux de commerce) of Paris.
17.Entry into force
This Agreement shall enter into force on the date it has been executed by all Parties.

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Schedule 1
Model of Payment Request
[Beneficiary letterhead]
European Investment bank
[Address]
(acting as Beneficiary)
Nanobiotix Corp.
[Address]
To the attention of [***]
(acting as Guarantor)

[location], on [date]
By Registered letter with acknowledgement of receipt (lettre recommandée avec accusé de réception)
Nanobiotix Corp.- Autonomous first demand guarantee (garantie autonome à première demande) agreement dated [***] (the "Agreement")

Dear Sirs,
1.We refer to the Agreement, a copy of which is attached to this Payment Request, pursuant to which you issued in favour of the Beneficiary (as defined in the Agreement) an autonomous first demand guarantee (garantie autonome à première demande) (the "Guarantee").
2.This letter is a Payment Request.
3.Terms defined in the Agreement have the same meaning when used in this letter.
4.We hereby certify that the following amounts are due and payable and remain unpaid by the Borrower :
Principal:            [amount in words] euros (EUR [amount in figures])
Interest:            [amount in words] euros (EUR [amount in figures])
Other amounts:            [amount in words] euros (EUR [amount in figures])
Total :                [amount in words] euros (EUR [amount in figures])

5.In accordance with Clause 2 of the Agreement, we request that you pay us within five (5) Business Days of receipt of this notice, the total amount referred to above under the Guarantee, by credit transfer into our account No. [***] under reference (Clé RIB) [***] opened in the books of [***].
6.For your information only, we hereby certify that the amount stated in this notice is due and payable.
7.This Payment Request is governed by French law.
Yours faithfully,
_____________________________
European Investment bank
By: [***]

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Schedule 2
Definition of EURIBOR
"EURIBOR" means:
(a)in respect of a relevant period of less than one month, the Screen Rate (as defined below) for a term of one month;
(b)in respect of a relevant period of one or more months for which a Screen Rate is available, the applicable Screen Rate for a term for the corresponding number of months; and
(c)in respect of a relevant period of more than one month for which a Screen Rate is not available, the rate resulting from a linear interpolation by reference to two Screen Rates, one of which is applicable for a period next shorter and the other for a period next longer than the length of the relevant period,
(the period for which the rate is taken or from which the rates are interpolated being the "Representative Period").

For the purposes of paragraphs (a) to (c) above:
(i)"available" means the rates, for given maturities, that are calculated and published by Global Rate Set Systems Ltd (GRSS), or such other service provider selected by the European Money Markets Institute (EMMI), or any successor to that function of EMMI, as determined by the Beneficiary; and
(ii)"Screen Rate" means the rate of interest for deposits in EUR for the relevant period as published at 11:00 a.m., Brussels time, or at a later time acceptable to the Beneficiary on the day (the "Reset Date") which falls 2 (two) Relevant Business Days prior to the first day of the relevant period, on Reuters page EURIBOR 01 or its successor page or, failing which, by any other means of publication chosen for this purpose by the Beneficiary.
If such Screen Rate is not so published, the Beneficiary shall request the principal offices of four major banks in the euro-zone, selected by the Beneficiary, to quote the rate at which EUR deposits in a comparable amount are offered by each of them, as at approximately 11:00 a.m., Brussels time on the Reset Date to prime banks in the euro-zone interbank market for a period equal to the Representative Period. If at least 2 (two) quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If no sufficient quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in the euro-zone, selected by the Beneficiary, at approximately 11:00 a.m., Brussels time, on the day which falls 2 (two) Relevant Business Days after the Reset Date, for loans in EUR in a comparable amount to leading European banks for a period equal to the Representative Period. The Beneficiary shall inform the Guarantor without delay of the quotations received by the Beneficiary.

All percentages resulting from any calculations referred to in this Schedule will be rounded, if necessary, to the nearest one thousandth of a percentage point, with halves being rounded up.

If any of the foregoing provisions becomes inconsistent with provisions adopted under the aegis of EMMI (or any successor to that function of EMMI as determined by the Beneficiary) in respect of EURIBOR, the Beneficiary may by notice to the Guarantor amend the provision to bring it into line with such other provisions.

If the Screen Rate becomes permanently unavailable, the EURIBOR replacement rate will be the rate (inclusive of any spreads or adjustments) formally recommended by (i) the working group on euro risk-free rates established by the European Central Bank (ECB), the Financial Services and Markets Authority (FSMA), the European Securities and Markets Authority (ESMA) and the European Commission, or (ii) the European Money Market Institute, as the administrator of EURIBOR, or (iii) the competent authority

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responsible under Regulation (EU) 2016/1011 for supervising the European Money Market Institute, as the administrator of the EURIBOR, or (iv) the national competent authorities designated under Regulation (EU) 2016/1011, or (v) the European Central Bank.

If no Screen Rate and/or the EURIBOR replacement rate is available as provided above, EURIBOR shall be the rate (expressed as a percentage rate per annum) which is determined by the Beneficiary to be the all-inclusive cost to the Beneficiary for the funding of the relevant Tranche based upon the then applicable internally generated Beneficiary reference rate or an alternative rate determination method reasonably determined by the Beneficiary.

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Executed in three (3) originals,

The Beneficiary: /s/ Maria-teresa Massaad The European Investment Bank By: Maria-teresa Massaad Title: Head of Division	/s/ Angelos Kouvaras The European Investment Bank By: Angelos Kouvaras Title: Transaction Monitoring Officer

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The Guarantor: /s/ Patrick Tricoli Nanobiotix Corp. By: Patrick Tricoli Title: sole Officer and President

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